UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Assisted Living Concepts, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
04544X300
(CUSIP Number)
Archie W. MacPherson
Vice President Finance
Scotia Investments Limited
3 Bedford Hills Road
Bedford, Nova Scotia B4A 1J5
(902) 832-2510
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2006
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04544X300

1	NAMES OF REPORTING PERSONS Scotia Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The province of incorporation is Nova Scotia, Canada

	7	SOLE VOTING POWER

NUMBER OF		57,848 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,577,885 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		57,848 shares

WITH	10	SHARED DISPOSITIVE POWER

1,577,885 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,635,733 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D
CUSIP NO. 04544X300
ASSISTED LIVING CONCEPTS, INC.
Item 1. Security and Issuer.
     The securities to which this statement on Schedule 13D (the “Schedule”) relates are shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Assisted Living Concepts, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051.
     Effective March 16, 2009, the Issuer implemented a one-for-five reverse stock split of its Class A Common Stock and its Class B common stock, $0.01 par value per share (the “Class B Common Stock”), without changing the par value per share. All current share amounts and any per share prices in this Schedule have been adjusted to reflect this reverse stock split. The CUSIP number of the Class A Common Stock before the reverse stock split was 04544X102.
Item 2. Identity and Background.
(a)	The name of the reporting person is Scotia Investments Limited, a Nova Scotia limited company (“Scotia Investments”).

(b)	The address of Scotia Investments is 3 Bedford Hills Road, Bedford, Nova Scotia B4A 1J5.

(c)	The principal business of Scotia Investments is serving as a private investment holding company.

(d)	Scotia Investments has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Scotia Investments has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Scotia Investments is a limited company organized under the laws of Nova Scotia.
     Substantially all of the outstanding voting shares of Scotia Investments are held directly or indirectly by more than 50 members of the family of the late R. A. Jodrey, including former spouses and beneficiaries of deceased family members. David J. Hennigar, chairman of the Issuer’s Board of Directors, and Jesse C. Brotz, a director of the Issuer, are each a member of the Jodrey family and each is one of twelve directors of Scotia Investments, none of whom individually has the power to vote or dispose of the Issuer shares held directly or indirectly by Scotia Investments. Matters relating to the voting and disposition of Issuer shares held by Scotia Investments are determined exclusively by its board of directors. Mr. Hennigar and Mr. Brotz each disclaim beneficial ownership of the Issuer shares held directly or indirectly by Scotia Investments.
     Pursuant to General Instruction C of Schedule 13D, Exhibit A to this Schedule contains information with respect to each director and executive officer of Scotia Investments. To the knowledge of Scotia Investments, none of the persons listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     All of the securities reported as beneficially owned by Scotia Investments in this Schedule were acquired directly or indirectly by Scotia Investments in connection with the exchange transaction described below under Item

4, subsequent conversions of Class B Common Stock into Class A Common Stock, and the reverse stock split referred to in Item 1 above.
Item 4. Purpose of Transaction.
     On November 10, 2006, Assisted Living Concepts (the “Issuer”) became an independent, publicly traded company with its Class A Common Stock listed on the New York Stock Exchange when the separation of the Issuer from its parent company, Extendicare Inc., pursuant to a distribution of the Issuer’s Class A Common Stock and Class B Common Stock to the holders of Extendicare Inc. subordinate and multiple voting shares, was effected pursuant to a Plan of Arrangement filed with and approved by the Ontario Supreme Court of Justice in a transaction exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(10) of that act. In connection with the separation, holders of Extendicare subordinate voting shares received (i) one share of Class A Common Stock of the Issuer and (ii) one Extendicare common share from Extendicare in exchange for each Extendicare subordinate voting share that they held as of the separation date. Holders of Extendicare multiple voting shares received (i) one share of Class B Common Stock of the Issuer and (ii) 1.075 Extendicare common shares from Extendicare in exchange for each Extendicare multiple voting shares that they held on the separation date. All of the securities reported as beneficially owned by Scotia Investments in this Schedule were acquired in that transaction, subsequent conversions of Class B Common Stock into Class A Common Stock, and the reverse stock split referred to in Item 1 above.
     As reported in the Issuer’s Information Statement dated as of November 10, 2006 related to its separation from Extendicare Inc., and as updated in the Issuer’s definitive proxy statements for its 2007, 2008 and 2009 annual meetings of stockholders and reports filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Scotia Investments holds directly 57,848 shares of Class A Common Stock of the Issuer and certain of its subsidiaries, as identified on Exhibit B to this Schedule, hold in the aggregate 114,810 shares of Class A Common Stock of the Issuer. Scotia Investments has the right to indirectly acquire 1,463,075 shares of Class A Common Stock upon conversion of the aggregate 1,361,000 shares of Class B Common Stock held indirectly through its subsidiaries as set forth on Exhibit B to this Schedule. Each share of Class B Common Stock is convertible at any time, at the holder’s election, into 1.075 shares of Class A Common Stock. In addition, any shares of Class B Common Stock transferred to a person other than a permitted holder of Class B Common Stock, as provided in the Issuer’s Amended and Restated Articles of Incorporation, will automatically convert into shares of Class A Common Stock on the same basis upon any such transfer.
     Generally, each share of Class B Common Stock entitles the holder to ten votes with respect to all matters upon which stockholders are entitled to vote, each share of Class A Common Stock entitles the holder to one vote on such matters, and the holders of Class A Common Stock and Class B Common Stock vote together on such matters without regard to class. Consequently, based on its ownership of Class A Common Stock and Class B Common Stock reported in Item 5 of this Schedule, and the shares outstanding on May 7, 2009, Scotia Investments held approximately 53.2% of the total voting power of the Issuer.
     Scotia Investments reviews its investment in the Issuer on a continuous basis in light of numerous factors, including the Issuer’s and Scotia Investments’ respective financial condition and operating results and general market and industry conditions, and from time to time engages and consults with advisors to assist with this effort. The alternatives covered in such review include the transfer of Issuer shares among the various subsidiaries of Scotia Investments, the divestiture of such shares, and the acquisition of additional shares from third parties. Based on such reviews and discussions, Scotia Investments may, without notice, pursue different strategic alternatives relating to such shares and the Issuer. Any transfers by Scotia Investments of its Class B Common Stock must be made in accordance with the transfer restrictions contained in the Issuer’s Amended and Restated Articles of Incorporation; otherwise, the transferred shares will automatically convert into Class A shares as described above.
     Except as set forth herein, Scotia Investments has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Scotia Investments holds directly 57,848 shares of Class A Common Stock of the Issuer and certain of its subsidiaries, as identified on Exhibit B to this Schedule, hold in the aggregate 114,810 shares of Class A Common Stock of the Issuer. Scotia Investments has the right to indirectly acquire 1,463,075 shares of Class A Common Stock upon conversion of the aggregate 1,361,000 shares of Class B Common Stock held indirectly through its subsidiaries as set forth on Exhibit B to this Schedule. As noted in Item 4, each share of Class B Common Stock may be converted into 1.075 shares of Class A Common Stock at the option of the holder. Consequently, Scotia Investments may be deemed to beneficially own an aggregate of 1,635,733 shares, or 13.9% of the outstanding shares of Class A Common Stock of the Issuer.
     The number of shares beneficially owned and the percentage of outstanding shares has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described herein are based on 10,284,573 shares of Class A Common Stock and 1,560,419 shares of Class B Common Stock issued and outstanding as of May 7, 2009, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2009.
     To the best knowledge of Scotia Investments, and except as described herein (including the exhibits hereto), neither Scotia Investments nor any persons listed on Exhibit A or entities listed on Exhibit B attached hereto beneficially own any additional shares of the Issuer’s common stock.
     (b) With respect to any rights or powers to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the shares referenced in paragraph 5(a), Scotia Investments has sole voting and dispositive power over 57,848 of such shares, and shares voting and dispositive power with respect to 1,577,885 of such shares with its subsidiaries listed on Exhibit B.
     (c) Other than the effects of the reverse stock split referred to in Item 1 above, no other transactions in shares of the Issuer’s common stock were effected by Scotia Investments, the persons listed on Exhibit A attached hereto, or the subsidiaries listed on Exhibit B attached hereto, during the 60-day period prior to May 28, 2009.
     (d) Other than the subsidiaries of Scotia Investments listed on Exhibit B attached hereto, no other person is known by Scotia Investments to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Scotia Investments.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Any transfers by Scotia Investments of its Class B Common Stock must be made in accordance with the transfer restrictions contained in the Issuer’s Amended and Restated Articles of Incorporation, as noted in Item 4 above. Additionally, the following shares, constituting all of the shares of Class B Common Stock held indirectly by Scotia Investments through its subsidiaries, are subject to pledge arrangements which, if a default occurs, may result in another person obtaining voting or investment power over the pledged shares:
•	517,000 shares of Class B Common Stock have been pledged as security for margin loans from Bank of Montreal.

•	844,000 shares of Class B Common Stock have been pledged as security for margin loans from the Canadian Imperial Bank of Commerce (CIBC).
Item 7. Material to be Filed as Exhibits.
Exhibit 1: Amended and Restated Articles of Incorporation of Assisted Living Concepts, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed on May 8, 2008, File No. 001-13498).
Exhibit 2: Certificate of Change Pursuant to NRS 78.209 For Nevada Profit Corporations (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K dated March 16, 2009 and filed on March 18, 2009, File No. 001-13498).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: May 28, 2009.

SCOTIA INVESTMENTS LIMITED
By:	/s/ Archie W. MacPherson
	Name:	Archie W. MacPherson
	Title:	Vice President Finance

EXHIBIT A
EXECUTIVE OFFICERS AND DIRECTORS OF SCOTIA INVESTMENTS LIMITED
The following sets forth the name, residence or business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of Scotia Investments Limited. Unless otherwise indicated, each person’s position held with Scotia Investments is also his or her present principal occupation. The business address of Scotia Investments Limited is 3 Bedford Hills Road, Bedford, Nova Scotia B4A 1J5.

Present Principal Occupation
or Employment and the Name,
Principal Business and
Address of Any Corporation
or Other Organization in
	Residence or Business	Which Such Employment is
Name	Address	Conducted	Citizenship
Directors
John J. Jodrey	3 Willow Street	None	Canada
Hantsport, Nova Scotia
B0P 1P0

J. James Jodrey	47 Stirling Avenue	Sales/H.R. Assistant Manager CKF Inc.	Canada
	Wolfville, Nova Scotia	48 Prince Street
	B4P 2N3	Hantsport, Nova Scotia
B0P 1P0

George E. Bishop	778 Allison Coldwell Rd.	President and CEO	Canada
	Wolfville, Gaspereau, Nova Scotia	Scotia Investments
B0P 1X0

Bruce J. Jodrey	439 Clifton Avenue	Chairman, President and CEO CKF Inc.	Canada
	Windsor, Nova Scotia	48 Prince Street
	B0N 2T0	Hantsport, Nova Scotia
B0P 1P0

Trevor D. Hennigar	1388 Middle Dyke Road	None	Canada
Canning, Nova Scotia
B0P 1H0

Geoffrey R. Hennigar	2837 Hwy 221	President	Canada
	Aylesford, Nova Scotia	Blomidon Farms Ltd.
	B0P 1C0	2837 Hwy #221
Aylesford, Nova Scotia
B0P 1C0

David J. Hennigar	51 Forest Lane	Investment Advisor	Canada
	Bedford, Nova Scotia	Jennings Capital Inc.
	B4A 1H8	2600 520 Fifth Ave. SW
Calgary, Alberta
T2P 3R7

Present Principal Occupation
or Employment and the Name,
Principal Business and
Address of Any Corporation
or Other Organization in
	Residence or Business	Which Such Employment is
Name	Address	Conducted	Citizenship
Sir Graham Day	18 Avon Street	Chairman	Canada/Great Britain
	Hantsport, Nova Scotia	Scotia Investments
B0P 1P0

E. Kendall Cork	965 Bay Street, Suite 2907	Managing Director	Canada
	Toronto, Ontario	Sentinel Associates Ltd.
	M5S 2A3	165 University Ave., Suite 703
Toronto, Ontario
M5H 3B8

Jesse C. Brotz	1973 Dunrobin Crescent	Journeyman Cabinetmaker	Canada
North Vancouver, British Columbia
V7H 1N3

Wesley G. Armour	47 Greenwich Drive	President and CEO	Canada
	Moncton, New Brunswick	Armour Transport Inc.
	E1A 7A9	689 Edinburgh Drive
Moncton, New Brunswick
E1E 2L4

Roy L. Bishop	443 Bluff Road	None	Canada
Avonport, Nova Scotia
B0P 1B0

Executive Officers
Sir Graham Day	3 Bedford Hills Road Bedford,	Chairman	Canada
	Nova Scotia	Scotia Investments
B4A 1J5

Bruce J. Jodrey	3 Bedford Hills Road Bedford,	Vice-Chairman	Canada
	Nova Scotia	Scotia Investments
B4A 1J5

George E. Bishop	3 Bedford Hills Road Bedford,	President and CEO	Canada
	Nova Scotia	Scotia Investments
B4A 1J5

Archie W. MacPherson	3 Bedford Hills Road Bedford,	Assistant Secretary and VP Finance	Canada
	Nova Scotia	Scotia Investments
B4A 1J5

Robert G.H. Patzelt	3 Bedford Hills Road Bedford,	VP Risk Management and General Counsel	Canada
	Nova Scotia	Scotia Investments
B4A 1J5

Michael J. Cormier	3 Bedford Hills Road Bedford,	Vice-President, Supply Chain Scotia	Canada
	Nova Scotia	Investments
B4A 1J5

Beneficial Ownership of Directors and Executive Officers
The following table lists beneficial ownership of the Issuer’s Class A Common Stock and Class B Common Stock by the directors and executive officers of Scotia Investments. Except as otherwise indicated below, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the Securities and Exchange Commission consider a person to be the “beneficial owner” of any securities over which the person has or shares voting power or investment power, or any securities as to which the person has the right to acquire, within 60 days, such sole or shared power. The number of shares set forth below are reported as of May 7, 2009.

					Assuming			Percent of Total Votes
	Number of Shares				Full	Percentage of			If Fully
	Owned				Conversion (1)	Issued Shares		No	Converted
Name	Class A		Class B		Class A	Class A	Class B	Conversion	(1)
John J. Jodrey	2,000		7,060		9,589	*	*	*	*
J. James Jodrey	0		0
George E. Bishop	2,200	(2)	0		2,200	*	*	*	*
Bruce J. Jodrey	0		0
Trevor D. Hennigar	0		0
Geoffrey R. Hennigar	0		0
David J. Hennigar	0		3,080	(3)	3,311	*	*	*	*
Sir Graham Day	0		0
E. Kendall Cork	0		0
Jesse C. Brotz	1,400		1,000		2,475	*	*	*	*
Wesley G. Armour	0		0
Roy L. Bishop	0		0
Archie W. MacPherson	0		0
Robert G.H. Patzelt	0		0
Michael J. Cormier	0		0

*	Less than 1.0%.

Notes

(1)	Each Class B share may be converted into 1.075 Class A shares at the option of the holder. These columns assume that all of the outstanding Class B shares were converted into Class A shares such that a single class of common stock remained outstanding.

(2)	The Class A shares are pledged as collateral for indebtedness to the Bank of Nova Scotia.

(3)	The Class B shares are pledged as collateral for a bank line of credit with the Bank of Nova Scotia.

EXHIBIT B

			Number of Class A Shares
			That May Be Acquired
	Number of Class A Shares	Number of Class B	Upon A Conversion of
Name of Entity	Held	Shares Held	Class B Shared Held
Annapolis Group Inc.	12,900	0	0
Avon Valley Greenhouses Limited	37,410	200,000	215,000
CKF Inc.	0	143,200	153,940
Cobicorp (2005) Ltd.	0	389,000	418,175
Envirosystems Inc.	0	117,000	125,775
Gordon’s Greenhouses Inc.	0	140,000	150,500
Minas Basin Investments Limited	0	40,000	43,000
Minas Basin Pulp & Power Company Limited	0	243,800	262,085
Minas Group Limited	0	88,000	94,600
Royal Gardens Limited	64,500	0	0

	114,810	1,361,000	1,463,075